UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 10, 2008


ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934


LDK Solar Co., Ltd


File No. 001-33464- CF#21935

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       LDK Solar Co., Ltd submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 7, 2008.

       Based on representations by LDK Solar Co., Ltd that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:


       Exhibit 4.36       through December 31, 2011


       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


       Perry Hindin
       Special Counsel